Aston Funds

                      EXHIBIT TO ITEM 77C

                 ASTON/TAMRO LARGE CAP VALUE FUND
                    ASTON/TAMRO SMALL CAP FUND


( Each, a "Fund," collectively, the "Funds")

On June 28, 2007, the Trust held a Special Meeting of Shareholders (the "Meeting") for the following purpose:

        To approve a new Sub-Investment Advisory Agreement between Aston Asset Management LLC, each Fund's investment adviser, and Tasho Investment, LLC (to be renamed TAMRO Capital Partners, LLC).

The proposal was approved by the shareholders for the Funds. The results of the voting are as follows:

Approval of Sub-Investment Advisory Agreement


                                          % of Shares Outstanding

                                      For       Against       Abstain

Aston/TAMRO Large
Cap Value Fund                       60.620%     0.645%        1.739%

Aston/TAMRO Small
Cap Fund                             57.991%    0.734%         1.707%